Exhibit 99.9

KPMG LLP Chartered Accountants Bay Adelaide Centre 333 Bay Street Suite 4600 Toronto ON M5H 2S5	Telephone (416) 777-8500 Fax (416) 777-8818 www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Harry Winston Diamond Corporation

We consent to the inclusion in this annual report on Form 40-F of:

  our Independent Auditors’ Report dated April 18, 2011 on the consolidated balance sheets of Harry Winston Diamond Corporation as at January 31, 2011 and January 31, 2010, and the consolidated statement of earnings, comprehensive income, accumulated other comprehensive income and cash flows for each of the years in the two-year period ended January 31, 2011 our Report of Independent Registered Public Accounting Firm dated April 18, 2011 on the consolidated balance sheets of Harry Winston Diamond Corporation as at January 31, 2011 and January 31, 2010, and the consolidated statement of earnings, comprehensive income, accumulated other comprehensive income and cash flows for each of the years in the two-year period ended January 31, 2011 our Report of Independent Registered Public Accounting Firm dated April 18, 2011 on Harry Winston Diamond Corporation’s internal control over financial reporting as of January 31, 2011 each of which is contained in or incorporated by reference in this annual report on Form 40-F of Harry Winston Diamond Corporation for the fiscal year ended December 31, 2011.

We also consent to the incorporation by reference of such reports in the Registration Statement on Form S-8 (Registration No. 333-156805) of Harry Winston Diamond Corporation.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
April 18, 2011

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.